July 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Jay Ingram

Re:	Zevia PBC

Registration Statement on Form S-1 (File No. 333-257378)

Dear Mr. Ingram:

Zevia PBC, a Delaware public benefit corporation (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-257378) (the “Registration Statement”) be accelerated and that it be declared effective July 21, 2021 at 4:00 p.m. Eastern time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP, by calling Andrew Fabens at (212) 351-4034.

Sincerely,

/s/ Padraic Spence

Padraic Spence

Chief Executive Officer

cc:	Andrew Fabens, Gibson, Dunn & Crutcher LLP